SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 11-K

                                 Annual Report

     (Mark One)

[X]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended June 30, 1999

                                    Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          ------------------------------

     Commission file number ___________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      THE EARTHGRAINS COMPANY
                      8400 Maryland Avenue
                      St. Louis, Missouri 63105


                     REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Audited Statement of Net Assets Available for Benefits at June 30, 1999 and June 30, 1998.

         Audited Statement of Changes in Net Assets Available for Benefits for the twelve months ended June 30, 1999 and June 30, 1998.

         Notes to Financial Statements

         Line 27a - Schedule of Assets Held for Investment Purposes at June 30, 1999.

         Line 27d - Schedule of Reportable Transactions for the twelve months ended June 30, 1999.

         Appendix information has not been provided.

    (b)  Exhibits:

         Exhibit 23 Consent of Independent Accountants


                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE EARTHGRAINS COMPANY EMPLOYEE
                      STOCK OWNERSHIP/401(K) PLAN

                      By: /S/ EDWARD J. WIZEMAN
                          -------------------------
                          Edward J. Wizeman
                          Administrative Committee Member

Date: December 22, 1999

THE EARTHGRAINS
COMPANY EMPLOYEE
STOCK OWNERSHIP/
401(k) PLAN
Report, Financial Statements and
Additional Information
June 30, 1999 and 1998

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Index to Report, Financial Statements and
Additional Information
June 30, 1999 and 1998
____________________________________________________________________

                                                            Page

Report of Independent Accountants                            1

Financial Statements:

   Statements of Net Assets Available for Benefits          2-3

   Statement of Changes in Net Assets Available
   for Benefits                                             4-5

   Notes to Financial Statements                            6-11

Additional Information*:

   Line 27a - Schedule of Assets Held for
   Investment Purposes, June 30, 1999                    Schedule I

   Line 27d - Schedule of Reportable Transactions,
   Year Ended June 30, 1999                              Schedule II




* Other schedules required by Section 2520.103-10 of Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP

                       Report of Independent Accountants



To the Participants and Administrator
of The Earthgrains Company Employee
Stock Ownership/401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Earthgrains Employee Stock Ownership/401(k) Plan (the "Plan") at June 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at June 30, 1999 and of reportable transactions for the year ended June 30, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP
    PricewaterhouseCoopers LLP

November 15, 1999

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Net Assets Available for Benefits
Page 2
-------------------------------------------------------------------

                                                                     June 30,
                                                             1999                1998

Assets
Investments, at fair value
  The Earthgrains Company
   Common Stock*                                             $ 69,557,213        $ 69,568,070
  Anheuser-Busch Companies, Inc.
   Common Stock*                                               11,896,932           8,665,872
  Merrill Lynch Equity Index Trust Fund*                        7,884,544           5,207,030
  AIM Blue Chip Fund                                            3,040,081           1,800,348
  AIM Balanced Fund                                             2,634,846           1,536,933
  Oppenheimer U.S. Government Fund                              1,088,222             702,090
  Merrill Lynch Institutional Fund                              1,075,986             388,813
  Oppenheimer Disciplined Value Fund                              237,516              29,175
  Participant Loans                                             1,656,515             802,409
                                                             ------------        ------------

     Total investments                                         99,071,855          88,700,740

Liabilities
Notes payable                                                 (12,925,599)        (13,805,600)
                                                             ------------        ------------

Net assets available for benefits                            $ 86,146,256        $ 74,895,140
                                                             ============        ============

* Represents more than 5% of net assets available for benefits.


                             The accompanying notes are an integral part of these financial statements.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Changes in Net Assets Available
for Benefits
Page 3
--------------------------------------------------------------------

                                                               Years Ended
                                                                 June 30,
                                                           1999           1998
Additions to net assets attributed to:
  Contributions:
    Employer                                               $ 5,883,611    $ 3,708,186
    Participants                                            10,336,858      4,956,380
                                                           -----------    -----------
                                                            16,220,469      8,664,566
  Investment income:
    Interest                                                   125,464         74,362
    Dividends                                                  878,403        731,720
    Net realized and unrealized (depreciation)
     appreciation in fair value of investments              (3,023,122)    28,984,027
                                                           -----------    -----------
                                                            (2,019,255)    29,790,109

    Total additions                                         14,201,214     38,454,675
                                                           -----------    -----------
Deductions from net assets attributed to:
  Distributions to participants                              1,767,797      3,403,857
  Interest expense                                           1,090,110      1,267,764
  Administrative expenses                                       92,191         19,908
                                                           -----------    -----------

    Total deductions                                         2,950,098      4,691,529
                                                           -----------    -----------

Net increase                                                11,251,116     33,763,146

Net assets available for benefits, beginning
 of year                                                    74,895,140     41,131,994
                                                           -----------    -----------

Net assets available for benefits, end of year             $86,146,256    $74,895,140
                                                           ===========    ===========


                             The accompanying notes are an integral part of these financial statements.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 4
-------------------------------------------------------------------

1.  Description of the plan

    The following summary of The Earthgrains Employee Stock Ownership/401(k) Plan (Plan) is intended to provide only a general description of the Plan. Participants should refer to the plan document for more complete information.

    General
    The Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of the Internal Revenue Code (Code), designed to primarily invest in The Earthgrains Company ("Earthgrains" or the "Company") common stock, and is intended to constitute a cash or deferred arrangement pursuant to section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Plan amendments
    Effective April 1, 1998, the Company matching contribution increased from 3% of participants' annual compensation to 4%. Additionally, as of July 1, 1998 all participants were given immediate vesting rights of 100% in their respective account balance.

    Plan administration
    The Plan's named fiduciaries are Earthgrains, as sponsor and plan administrator, and Merrill Lynch (Trustee) as trustee. Effective January 2, 1998, the Company appointed Merrill Lynch as Trustee and recordkeeper. Accordingly, the Plan's assets were transferred from Wachovia Bank to Merrill Lynch. As sponsor, the Company has the right to amend the Plan, designate the Plan's named fiduciaries and exercise all fiduciary functions necessary for the operation of the Plan except those assigned to another named fiduciary by the Plan or the trust agreement. The Company has appointed the Human Resource Committee to exercise the authority and responsibility for general administration of the Plan. The Trustee has the exclusive authority and discretion to invest, manage and hold assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

    Plan participation
    Each Company employee (other than employees covered by a nonparticipating collective bargaining agreement) is eligible to participate in the Plan after the employee has been credited with one year of service. Participation by eligible employees is voluntary.

    Contributions
    A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1% to 4% of their compensation through payroll deduction for before-tax matched contributions and after-tax matched contributions. The sum of the matched contributions may not be less than 1% or more than 4% of the participant's compensation. In addition, the participant may contribute from 1%-16/% of their compensation through payroll deduction for before-tax unmatched contributions and after-tax unmatched contributions; however, the maximum amount of before-tax contributions allowed is $10,000 for the years ending 1999 and 1998. In addition, the sum of before-tax and after-tax contribution rates must not exceed 16% of a participant's compensation,

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 5
-------------------------------------------------------------------
subject to certain limitations of the Code. The Company contributes a matching amount equal to 100% of a participant's matched contributions, but not to exceed 4% of a participant's annual compensation.

    Participant contributions vest and become non-forfeitable immediately. Effective July 1, 1998, employer contributions vest and become non-forfeitable immediately. Prior to the plan amendment, employer contributions vested and became non-forfeitable after two years of service or upon termination of employment by reason of death, permanent disability, upon termination of employment after reaching age 60, or in the event of a "change in control" of the Company (as defined in the Plan). Forfeitures of nonvested balances were used to pay administrative plan expenses prior to the amendment. At June 30, 1999 and 1998, forfeited nonvested accounts totaled $0 and $66,243, respectively.

    Investments
    The Trustee maintains The Earthgrains Company Common Stock Fund, the Anheuser-Busch Companies Common Stock Fund, the Merrill Lynch Institutional Fund, the Merrill Lynch Equity Index Trust Fund, the Oppenheimer Disciplined Value Fund, the Oppenheimer U.S. Government Fund, the AIM Blue Chip Fund, and the AIM Balanced Fund for the investment of participant and employer contributions. All employer contributions are invested in The Earthgrains Company Common Stock Fund. At least 50% of each participant's matched contributions must be invested in The Earthgrains Company Common Stock Fund for at least one full plan year after the date the matched contributions are credited to the Plan. After the participant's matched contributions have matured, they may elect to invest the matched contributions in the other investment funds. Contributions can be invested in increments of 1% into any fund established under the Plan. Earnings thereon are reinvested in the fund to which they relate.

    Distributions
    The Plan permits three types of in-service withdrawals: a non-hardship withdrawal, an age 59 1/2 withdrawal and a hardship withdrawal, as defined in the plan document, subject to certain restrictions. Termination distributions from The Earthgrains Company Common Stock Fund and the Anheuser-Busch Companies Common Stock Fund are in the form of a stock certificate for all full shares and a check for the fair market value of any partial shares. Alternatively, the participant may elect to receive the fair market value of this common stock in cash. The value of any investments in other funds will be distributed in cash by a check unless the participant elects to have these amounts converted to Company stock prior to distribution. All in-service withdrawals are distributed in cash.

    Vesting
    Effective July 1, 1998, participants are immediately vested in their participant and employer matching contributions, plus actual earnings thereon.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 6
--------------------------------------------------------------------

    Participant loans
    A participant may borrow before-tax and/or after-tax vested account balances. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the last 12 months, or 50% of the vested account balance. The interest rate is set at the prime rate plus one percentage point. Once the loan has been approved, the interest rate is fixed for the entire term of the loan. The term of the loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

    Expenses
    Under the Plan, participants are charged an annual recordkeeping fee in addition to a loan fee, if applicable. The recordkeeping fee is charged against earnings on the participants' investments. All other fees of the Plan are paid by the Company.

    Amendment or termination of the Plan
    The Company anticipates that the Plan will continue without interruption, but reserves the right to terminate its participation in the Plan subject to provisions of ERISA. If the Plan is terminated, the Investment Committee will direct an accounting and distribution of all amounts held in the trust to the participants and beneficiaries. The distributions will be made in a lump-sum to each participant or beneficiary in the Plan as of the termination date. This distribution will take place no later than one year subsequent to the plan termination.

2.  Summary of significant accounting policies

    Basis of accounting
    The Plan's financial statements are prepared on the accrual basis of accounting.

    The Company has elected to adopt Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," for the plan year ended June 30, 1999. Accordingly, fund information is not presented in the financial statements.

    Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Investment valuation
    Investments in common stock, U.S. government securities and corporate debt instruments are stated at fair value based on the quoted market price at June 30, 1999 and 1998, respectively. Investments in interest bearing cash and interests in common/collective trusts are stated at fair value as determined by the Trustee. Participant loans are valued at cost which approximates fair value.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 7
--------------------------------------------------------------------

    Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

    Security transactions and investment income
    Investment purchases and sales, and related realized gains or losses, are recorded on the valuation date. Interest and dividend income are also recorded as of the valuation date. Net realized and unrealized appreciation in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains and losses on security transactions which represent the difference between proceeds and cost.

3.  Federal income tax status

    The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998 that the Plan is designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.  Reconciliation of financial statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                    June 30,
                                                           1999                  1998
    Net assets available for benefits per the
     Financial statements                                  $86,146,256           $74,895,140
    Amounts allocated to withdrawing participants              (90,932)              (37,285)
                                                           ___________           ___________

    Net assets available for benefits per
     the Form 5500                                         $86,055,324           $74,857,855
                                                           ===========           ===========


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 8
--------------------------------------------------------------------

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:


                                                                  Year ended
                                                                  June 30, 1999

              Distributions to participants per the
               financial statements                               $1,767,797
              Add:  Amounts allocated to withdrawing
                    participants at June 30, 1999                     90,932
              Less:  Amounts allocated to withdrawing
                     participants at June 30, 1998                   (37,285)
                                                                  __________

              Distributions to participants per
               the Form 5500                                      $1,821,444
                                                                  ==========


5.  Transactions with parties-in-interest

     At June 30, 1999 and 1998, the Plan held shares of The Earthgrains Company common stock. These shares had a total cost of $34,853,638 and $25,693,565 and total market value of $69,557,213 and $69,568,070 at June 30, 1999 and 1998,
respectively. During the 12 months ended June 30, 1999, transactions with the Company included aggregate purchases and sales totaling $12,118,115 and $2,697,717, respectively.

     During the year ended June 30, 1999, transactions with Wachovia Bank included aggregate purchases and sales totaling $0 and $245,834, respectively.

     During the year ended June 30, 1999, transactions with Merrill Lynch included aggregate purchases and sales totaling $21,682,943 and $8,108,102, respectively.

     These transactions are allowable party-in-interest transactions under
Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

6.  Notes payable.

     In July 1996, the Plan issued $16,804,484 in guaranteed 8% ESOP notes to The Earthgrains Company. Interest is payable quarterly. The ESOP shall have the right to prepay all at any time, or any portion from time to time, of the unpaid principal prior to maturity, without penalty or premium, provided that on each prepayment date the ESOP shall pay to the order of the Company all accrued and unpaid interest on the principal portion being prepaid to and including the date of such prepayment. Proceeds received from issuance of the notes were used to purchase 1,026,228 shares of Company common stock. The shares are maintained in the Company Stock Fund and are released and allocated to plan participants to fund employer matching contributions, based on calculations specified in the plan document, as contributions are made to the Plan. During the year ended June 30, 1999, 83,051 shares were

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1999 and 1998
Page 9
-------------------------------------------------------------------

released to participants. At June 30, 1999 and 1998 the Company Common Stock Fund held 1,523,373 and 828,301 unallocated shares and 529,067 and 174,042 allocated shares, respectively. The total ESOP loan payments made to Wachovia were $1,647,168 during the 1999 Plan year.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK            SCHEDULE I
OWNERSHIP/401(k) PLAN
Line 27a - Schedule of Assets Held for
 Investment Purposes
June 30, 1999
_______________________________________________________________________________

  (a)               (b)                                (c)                        (d)              (e)
        Identity of issue, borrower,     Description of investment including      Cost           Current
          lessor or similar party         maturity date, rate of interest,                         Value
                                           collateral, par, or maturity value

  *      The Earthgrains Company         Common stock                            $34,853,638     $69,557,213

         Anheuser-Busch Companies, Inc.  Common stock                              4,442,148      11,896,932

  *      Merrill Lynch                   Equity Index Trust Fund                   5,887,341       7,884,544

         AIM                             Balanced Fund                             2,417,928       2,634,846

         AIM                             Blue Chip Fund - Class A                  2,400,079       3,040,081

         Oppenheimer                     U.S. Government Fund                      1,133,338       1,088,222

  *      Merrill Lynch                   Institutional Fund                        1,075,986       1,075,986

         Oppenheimer                     Disciplined Value Fund                      229,511         237,516

  *      Participant Loan Fund           Participant loans                         1,656,515       1,656,515

* Represents party-in-interest.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK              SCHEDULE II
OWNERSHIP/401(k) PLAN
Line 27d - Schedule of Reportable Transactions*
Year Ended June 30, 1999
---------------------------------------------------------------------------

                                            (b)
                                     Description of asset             (c)            (d)           (e)
          (a)                      (include interest rate and       Purchase        Selling        Lease
 Identity of party involved        maturity in case of a loan)       Price           Price         Rental

 Anheuser-Busch Companies, Inc.    Common Stock                     $   256,806
                                                                                    $ 1,099,959

 *The Earthgrains Company          Common Stock                      12,118,115
                                                                                      2,697,717

 Merrill Lynch                     Institutional Fund                   759,608
                                                                                        248,438

 Merrill Lynch                     Equity Index Trust Fund            1,868,609
                                                                                        563,668

 Oppenheimer                       U.S. Government Fund                 685,365
                                                                                        257,053

 AIM                               Balanced Fund                      1,320,479
                                                                                        368,648

 AIM                               Blue Chip Fund-Class A             1,176,555
                                                                                        413,019



                               (b)                                                   (h)
       (a)              Description of               (f)             (g)      Current value of    (i)
 Identity of party   asset (include interest   Expense incurred    Cost of        asset on      Net gain
     involved         rate and maturity in     with transaction     asset     transaction date  or (loss)
                        case of a loan)

 Anheuser-Busch      Common Stock                                 $   256,806   $   256,806
 Companies, Inc.                                                      458,491     1,099,959      $   641,468

*The Earthgrains     Common Stock                                  12,118,115    12,118,115
 Company                                                            1,816,386     2,697,717          881,331

 Merrill Lynch       Institutional Fund                               759,608       759,608
                                                                      248,438       248,438

 Merrill Lynch       Equity Index Trust Fund                        1,868,609     1,868,609
                                                                      492,351       563,668          71,317

 Oppenheimer         U.S. Government Fund                             685,365       685,365
                                                                      258,979       257,053          (1,926)

 AIM                 Balanced Fund                                  1,320,479     1,320,479
                                                                      351,452       368,648          17,196

 AIM                 Blue Chip Fund-Class A                         1,176,555     1,176,555
                                                                      361,216       413,019          51,803

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in
Section 2520.103-6 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA.